UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces the Love-Theme UGC Video Campaign

Beijing, China (August 14, 2013) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company in China, focusing on User Generated Content (“UGC”), held a press conference on August 13, the Chinese Valentine’s Day, to announce its love-theme UGC video campaign.

More than 100 China’s top tier media and over 500 audiences joined the Company for this press conference. The Company announced its month-long love-theme UGC video campaign which is expected to generate a good number of quality and creative UGC videos around the theme “love”. Winners of the campaign will be selected by a prestigious panel including famous director Mr. Huatao Teng, well-known actor Mr. Sicheng Chan and Mr. Fang Du, CEO of Ku6 Media. At the press conference, Mr. Du, CEO of Ku6 Media, announced the Company’s new slogan “Short is Cool”, which represented the Company’s commitment to offer more quality short-form videos by leveraging the prosperity of mobile devices and mobile platform as well as through promotion campaigns and marketing events.

“I would like to take this opportunity to thank all of our users and the media friends who have been always supportive for Ku6 Media’s growth,” said Mr. Fang Du, CEO of Ku6 Media. “I also would like to express my gratitude to all our employees for their hard work in the past few months. Primarily due to the tremendous efforts made by our excellent employees, we are able to launch this love-theme UGC video campaign on the Chinese Valentine’s Day within a very short period of time. We wish and we believe that our premium videos will bring fun to more and more users and encourage everybody to share our ‘Short is Cool’ spirit.”

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China, focusing on User Generated Content (UGC). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China.  For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Tel: +86 10 5758 6835

Email: ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Acting CFO

Date: August 14, 2013